Exhibit 99.1

News Release

NORBORD TO TRADE ON NEW YORK STOCK EXCHANGE; TSX TICKER SYMBOL CHANGING TO “OSB”

TORONTO, ON (February 16, 2016) – Norbord Inc. (TSX: NBD) today announced that its shares have been authorized for listing on the New York Stock Exchange (NYSE). Norbord expects its shares to begin trading on the NYSE on February 19, 2016 under the symbol “OSB”. The Company will retain its primary listing on the Toronto Stock Exchange (TSX), but is changing its ticker symbol on the TSX to “OSB”, effective February 19, 2016.

In connection with its application to list on the NYSE, Norbord filed a registration statement on Form 40-F with the US Securities and Exchange Commission. A copy of Norbord’s Form 40-F is available at www.sec.gov.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.6 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the TSX and will soon be listed on the NYSE under the symbol OSB.

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Investors Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Media Contact:

Longview Communications Inc.

Trevor Zeck

Tel. (604) 694-6037

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements regarding listing of the shares on the NYSE and the related symbol change on the TSX. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements included in this news release include the risk that the timing of the listing and/or symbol change could be modified and the possibility that the listing may not occur as planned.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016.